Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (No. 33-62657) on Form S-8 of the Ceres Group, Inc. 401(k) Plan of our report dated June 29, 2006, with respect to the statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of the Ceres Group, Inc. 401(k) Plan.
/s/ KPMG LLP
Columbus, Ohio
June 29, 2006